SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For Oct 2020

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2020, incorporated by reference herein:

Exhibit

99.1 Release

dated Oct 23, 2020, “CHANGES TO THE BOARD COMMITTEES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: Oct 23, 2020 By:

/s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD

NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)

CHANGES TO THE BOARD COMMITTEES

In compliance

with paragraph

3.59(c) of

the JSE

Limited Listings

Requirements, shareholders

of
DRDGOLD (“ Shareholders
”) are hereby

advised that

with effect

from 22 October

2020, pursuant

to
good corporate governance, the

board of directors of

the Company (“
Board
”) has decided to

restructure
the Company’s Audit and Risk Committee,

and the Remuneration and Nominations Committee

and has
established 4 (four) separate committees (“ Restructure
”). As a result of the Restructure,

Shareholders
are advised of the following changes:

Audit Committee
- Mr Johan

Holtzhausen (chair), Ms Prudence Lebina

and Mr Jean Nel will continue

to serve as
members,

with Ms Charmel Flemming being

appointed as a new member

of the Audit
Committee.

Risk Committee
- Ms Lebina

and Mr

Nel will

continue to

serve as

members with

Ms Flemming,

Mr Tim

othy
Cumming,

and Mr Niel Pretorius being appointed as new members of the

Risk Committee; and
- Mr Holtzhausen

will step down as

a member and chair

of the Risk Committee

and Ms Lebina
will succeed him as the chair of the Risk Committee.

Remuneration Committee (“ Remco ”)
- Ms Thoko

Mnyango and

Mr Edmund Jeneker

will continue

to serve as

members,

whilst

Ms
Lebina and Mr Geoffrey Campbell will step down

as members of the Remco;

- Messrs

Nel, Holtzhausen and Cumming

have been appointed as new members; and

- Mr Nel will succeed

Ms Mnyango as the chair of the Remco.

Nominations Committee (“ Nomco ”)
- Messrs

Campbell (chair) and Jeneker

and Ms Lebina will

continue to serve as

members,

with
Messrs Holtzhausen and Cumming being appointed as

new members of the Nomco; and

- Ms Mnyango will

step down as a member of the Nomco.

Social and Ethics Committee (“ S&E Committee ”)
- Mr Jeneker (chair) and Ms Mnyango will continue

to serve as members with Ms Flemming and
Mr Riaan Davel being appointed as new members of the S&E

Committee; and
- Mr Pretorius will

step down as a member of the S&E Committee.

Johannesburg

23 October 2020

Sponsor

One Capital